Biocept, Inc.

5810 Nancy Ridge Drive

San Diego, CA 92121

May 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart

Re:	Biocept, Inc.

Registration Statement on Form S-1, as amended (File No. 333-271355)

Ladies and Gentlemen:

Biocept, Inc. (the “Company”) hereby withdraws its request, dated May 16, 2023, that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern Time, on May 18, 2023. The Company intends to submit a revised acceleration request for the Registration Statement at a later date.

Please contact Charles J. Bair of Cooley LLP at (858) 550-6142 or Asa M. Henin of Cooley LLP at (858) 550-6104, counsel to the Company, if there are any questions regarding this matter.

Very truly yours,

Biocept, Inc.

/s/ Samuel D. Riccitelli
By: Samuel D. Riccitelli
Title: Interim President and Chief Executive Officer